December 23, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Investment Management

Re:	BlackRock Variable Series Funds, Inc.
Securities Act File No. 002-74452
Investment Company Act File No. 811-03290
Post-Effective Amendment No. 57

Ladies and Gentlemen:

We have assisted BlackRock Variable Series Funds, Inc. (the “Registrant”) in the preparation of the above-captioned Post-Effective Amendment. Pursuant to Rule 485(b) under the Securities Act of 1933, we hereby represent to the Securities and Exchange Commission that, to our knowledge, such Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485. We are furnishing this letter to be submitted by the Registrant with the above-referenced Post-Effective Amendment to its registration statement.

Sincerely,

/s/ Ben Archibald

Ben Archibald Assistant Secretary of the Registrant